UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lincoln Life & Annuity Company of New York
Lincoln Life & Annuity Variable Annuity Account H

File No. 333-141758

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Lincoln Life & Annuity Company of New York ("Lincoln New York") and Lincoln Life & Annuity Variable Annuity Account H (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from an exhibit to a post-effective amendment on Form N-4 filed on April 12, 2018.

Based on representations by Lincoln New York and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit EX-99.B(7)(B)(II) of this filing will not be released to the public through April 30, 2028.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Brent J. Fields
Secretary